

SKIBO FINANCIAL CORP.

THE HOLDING COMPANY OF FIRST CARNEGIE DEPOSIT

2002 ANNUAL REPORT

SKIBO FINANCIAL CORP.
2002 ANNUAL REPORT

TABLE OF CONTENTS

SKIBO FINANCIAL CORP.

To Our Stockholders:

I am pleased to report on the activities of the past year for Skibo Financial Corp., and its wholly owned subsidiary, First Carnegie Deposit. During fiscal year 2002, the Company has experienced significant growth in its assets and deposits, and a more than doubling of our share price.

Assets increased a solid $5,206,000 or 3.5% during the fiscal year. Deposit growth was also very strong, an increase of $5,121,000 or 7.0% as compared to the prior fiscal year. Our stock price rose from a low of $5.13 in the first quarter of fiscal 2001, to a high of $13.10 in the fourth quarter of fiscal 2002.

Net income dropped to $550,000 as compared to $1,137,000 for the prior fiscal year, due in part to the declining economy and the resulting interest rate reductions by the Federal Reserve. The precipitous fall of interest rates triggered a rapid prepayment of loans and securities; and the consequent reinvestment of these cash flows at much lower rates resulted in an $892,000 or 21.6% decrease in net interest income.

The quality of our loan portfolio and other assets remained excellent. The Company's ratios of non-performing loans to total assets, and non-performing loans to total net loans were .07% and .25%, respectively. The Company currently has no property held in Real Estate Owned.

Skibo Financial Corp. reinvested much of its cash flow and new deposits into mortgage-backed securities, which increased the securities portfolio by $22,157,000 or 39.6%. Investing in this type of security has a dual positive effect: safety; mortgage-backed securities have a quasi-government guarantee or are direct obligations of the United States Government; and, Net Portfolio Value ("NPV"); the purchase of this type of security has greatly enhanced our NPV (refer to page 9).

Stockholders' equity remains high, totaling $24,611,000 at March 31, 2002, as compared to $25,102,000 at March 31, 2001. The decrease of $491,000 was due to the purchase of 15,130 treasury shares at an average cost of $8.92 per share, and the payment of four regular dividends and two special dividends, totaling $1,121,000, which increased our dividend payout ratio to 488.89%, as compared to 116.67% for the prior fiscal year.

As always, the Board of Directors, Officers, and employees of Skibo Financial Corp. would like to thank all of our shareholders for their ongoing support. We shall continuously strive to enhance shareholder value.

Sincerely,

Walter G. Kelly
President and Chief Executive Officer

SKIBO FINANCIAL CORP.
SELECTED FINANCIAL AND OTHER DATA

Selected Financial Condition Data (In thousands)

At March 31,	2002	2001	2000	1999	1998
Total assets	$155,118	$149,912	$152,632	$155,056	$148,132
Loans receivable, net	45,865	49,798	56,504	65,309	67,884
Mortgage-backed securities	78,064	55,907	59,181	54,365	54,315
Investment securities	17,421	26,084	26,696	25,087	15,777
Cash and cash equivalents	4,577	9,212	1,726	2,499	3,271
Deposits	78,520	73,399	75,583	76,917	77,226
FHLB advances	48,000	48,000	49,000	49,300	41,300
Bonds payable	--	--	--	1,299	1,618
Stockholders' equity[1]	24,611	25,102	25,143	25,130	24,980

Selected Operating Data (In thousands, except per share data)

Year Ended March 31,	2002	2001	2000	1999	1998
Interest income	$ 9,160	$ 10,148	$ 10,085	$ 9,691	$ 10,131
Interest expense	5,917	6,013	5,951	5,880	6,167
Net interest income	3,243	4,135	4,134	3,811	3,964
Provision for loan losses	--	--	(150)	25	60
Net interest income after provision for loan losses	3,243	4,135	4,284	3,786	3,904
Total other income	172	85	96	86	329
Total other expenses	2,645	2,398	2,566	2,689	2,516
Income before income taxes	770	1,822	1,814	1,183	1,717
Provision for income taxes	220	685	710	456	748
Net income	$ 550	$ 1,137	$ 1,104	$ 727	$ 969
Basic earnings per share[1]	$ 0.18	$ 0.36	$ 0.33	$ 0.22	$ 0.29
Diluted earnings per share[1]	$ 0.17	$ 0.36	$ 0.33	$ 0.22	$ 0.29

Selected Financial Ratios and Other Data

Year Ended March 31,	2002	2001	2000	1999	1998
Return on average assets	.36%	.76%	.71%	.49%	.66%
Return on average equity	2.21	4.55	4.36	2.94	3.95
Average equity to average assets	16.25	16.66	16.35	16.60	16.64
Stockholders' equity to assets at period end	15.87	16.74	16.47	16.21	16.86
Net interest rate spread	1.48	2.11	2.06	1.87	1.96
Net yield on average interest-earning assets	2.22	2.89	2.78	2.66	2.79
Non-performing assets to total assets	.07	.02	.03	.53	.77
Loan loss allowance to total loans (net)	.92	.85	.75	.88	.81
Non-performing loans to total loans (net)	.25	.06	.08	1.25	1.66
Dividend payout ratio	488.89	116.67	90.91	113.64	68.97

1 On October 29, 1998, a mid-tier stock holding company ("Company") was formed and stock was exchanged on a three-for-two basis. All prior per share numbers have been restated.

SKIBO FINANCIAL CORP.

Corporate Profile and Related Information

First Carnegie Deposit ("Bank") was originally chartered in 1924 as Fidelity Building and Loan. In January 1939, the Bank's name changed to First Federal Savings and Loan Association of Carnegie. The name was again changed on December 17, 1996 to First Carnegie Deposit. On April 4, 1997, the Bank reorganized from a mutual savings bank into a federal mutual holding company structure, whereby the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter and formed Skibo Bancshares, M.H.C., a federally chartered mutual holding company.

A reorganization into a two-tier holding company structure was accomplished on October 29, 1998 ("Reorganization"). In the Reorganization, the Bank, the prior reporting company, became a wholly-owned subsidiary of Skibo Financial Corp. ("Company"), a newly formed stock corporation which is majority owned by the Mutual Holding Company. In the Reorganization, outstanding shares of the Bank Common Stock were converted on a three-for-two basis into shares of the common stock, par value $.10 per share, of the Company ("Company Common Stock"), and the holders of Bank Common Stock became the holders of all the outstanding shares of Company Common Stock. The Reorganization had no impact on the operations of the Bank or the Mutual Holding Company. The Bank has continued its operations at the same locations, with the same management and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

All references in this document to the Company include activities of both Skibo Financial Corp. and First Carnegie Deposit on a consolidated basis unless the context requires otherwise.

The Bank is a community oriented savings association providing mortgage loans and consumer loans. The Company is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to purchase and originate one- to four-family, multi-family, and commercial mortgage loans and to invest in mortgage-backed and other securities, Small Business Administration ("SBA") and other government agency guaranteed commercial and consumer loans. Because the Company faces strong competition in originating traditional residential mortgage loans, the Company has emphasized other forms of lending, including the purchase of SBA and other government agency guaranteed loans and commercial real estate loans, including farms.

The principal sources of funds for the Company's lending and investing activities are deposits, the repayment and maturity of loans, the maturity and call of securities and Federal Home Loan Bank ("FHLB") advances. The principal source of income is interest on loans and mortgage-backed and investment securities and the principal expense is interest paid on deposits and FHLB advances.

The Company's and Bank's executive offices are located at 242 East Main Street, Carnegie, Pennsylvania 15106. The telephone and facsimile number is (412) 276-2424.

AVERAGE BALANCE SHEET, INTEREST RATES, AND YIELD

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and the average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	For the Years Ended March 31,					
	2002			2001		
	Average Balance	Interest (Actual)	Average Yield/Cost	Average Balance	Interest (Actual)	Average Yield/Cost
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable[1]	$ 48,668	$ 3,422	7.03%	$ 53,787	$ 3,973	7.39%
Mortgage-backed securities	64,938	4,002	6.16	56,701	3,961	6.99
Investment securities	20,936	1,316	6.29	27,421	1,892	6.90
Other interest-earning assets[2]	11,386	420	3.69	5,324	322	6.05
Total interest-earning assets	145,928	9,160	6.28	143,233	10,148	7.08
Noninterest-earning assets	7,126			6,779		
Total assets	$ 153,054			$ 150,012		
Interest-bearing liabilities:						
Deposit accounts:						
NOW accounts	$ 4,152	48	1.16	$ 3,888	50	1.29
Passbook accounts	17,187	441	2.57	16,512	440	2.66
Money market deposit accounts	3,436	82	2.39	3,414	82	2.40
Certificates of deposit	50,470	2,685	5.32	48,371	2,748	5.68
Escrow	84	1	1.19	119	1	.84
FHLB advances	48,000	2,660	5.54	48,625	2,692	5.54
Total interest-bearing liabilities	123,329	5,917	4.80	120,929	6,013	4.97
Noninterest-bearing liabilities	4,854			4,094		
Total liabilities	128,183			125,023		
Stockholders' equity	24,871			24,989		
Total liabilities and stockholders' equity	$ 153,054			$ 150,012		
Net interest income		$ 3,243			$ 4,135	
Interest rate spread[3]			1.48%			2.11%
Net yield on interest-earning assets[4]			2.22%			2.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			118.32%			118.44%

[1] Non-accrual loans are included in the average balance of loans; unpaid interest on non-accrual loans is not included for purposes of determining interest income. At March 31, 2002 and 2001, there were no loans accounted for on a non-accrual basis, therefore, all interest was included in the Company's interest income.

[2] Includes interest-bearing deposits in other financial institutions and Federal Home Loan Bank ("FHLB") stock.

[3] Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

[4] Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); (ii) changes attributable to rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in average volume multiplied by the change in rate).

	Year Ended March 31, 2002 vs. 2001 Increase (Decrease) Due to				Year Ended March 31, 2001 vs. 2000 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(Dollars in Thousands)							
Interest-earning assets:								
Loans receivable	$ (378)	$ (191)	$ 18	$ (551)	$ (416)	$ 81	$ (8)	$ (343)
Mortgage-backed securities	575	(466)	(68)	41	(64)	297	(5)	228
Investment securities	(447)	(168)	39	(576)	93	78	4	175
Other interest-earning assets	367	(126)	(143)	98	(6)	9	--	3
Total interest-earning assets	117	(951)	(154)	(988)	(393)	465	(9)	63
Interest-bearing liabilities:								
NOW accounts	3	(5)	--	(2)	(1)	1	--	--
Passbook accounts	18	(16)	(1)	1	(13)	(1)	--	(14)
Money market deposit accounts	1	(1)	--	--	(4)	--	--	(4)
Certificates of deposit	119	(175)	(7)	(63)	(123)	202	(9)	70
Escrow	--	--	--	--	--	--	--	--
FHLB advances	(35)	3	--	(32)	(81)	159	(5)	73
Bonds payable & other borrowings	(--)	(--)	--	(--)	(63)	(63)	63	(63)
Total interest-bearing liabilities	106	(194)	(8)	(96)	(285)	298	49	62
Net interest income	$ 11	$ (757)	$ (146)	$ (892)	$ (108)	$ 167	$ (58)	$ 1

General

The Company's results of operations are primarily dependent upon its net interest income, which is the difference between the interest income earned on its assets, primarily loans, mortgage-backed securities and investments and the interest expense on its liabilities, primarily deposits and borrowings. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also significantly influenced by the level of noninterest expenses, such as employee salaries and benefits, noninterest income, such as loan-related fees and fees on deposit-related services, and the Company's provision for loan losses.

Changes in Financial Condition

The Company's total assets of $155,118,000 at March 31, 2002 are reflective of an increase of $5,206,000 or 3.5%, as compared to $149,912,000 at March 31, 2001. The increase in total assets was primarily due to increases in mortgage-backed securities, partially offset by decreases in loans receivable, investment securities, cash and interest-bearing deposits at other financial institutions.

The increase in the Company's liabilities was primarily due to increases in deposits, accrued expenses and other liabilities. Changes in the components of assets, liabilities and equity are discussed herein.

The Company's non-performing loans and assets at March 31, 2002, totaled $113,000, as compared to $30,000 at March 31, 2001.

Loans Receivable, net. Net loans receivable at March 31, 2002 totaled $45,865,000, a decrease of $3,933,000 or 7.9%, as compared to $49,798,000 at March 31, 2001. The decrease was primarily due to principal repayments of $16.2 million, partially offset by purchases of $4.2 million conventional one- to four-family fixed rate mortgages, $230,000 Veterans Administration ("VA") and $1.0 million Federal Housing Administration ("FHA") one- to four-family fixed rate mortgages, $369,000 Government National Mortgage Association ("GNMA") multi-family project loans, $5.0 million United States Department of Agriculture ("USDA") mortgage loans and $1.0 million SBA loans, and the origination of $97,000 one- to four-family fixed rate mortgages and $272,000 consumer loans.

Mortgage-backed Securities. Mortgage-backed securities totaled $78,064,000 at March 31, 2002, an increase of $22,157,000 or 39.6%, as compared to $55,907,000 at March 31, 2001. The increase was due to purchases of $46.1 million Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA") and GNMA securities, partially offset by principal repayments and maturities of $24.1 million.

Investment Securities. Investment securities totaled $17,421,000 at March 31, 2002, a decrease of $8,663,000 or 33.2%, as compared to $26,084,000 at March 31, 2001. The decrease was primarily the result of $17.9 million of principal repayments, partially offset by purchases of $9.2 million U.S. Agency securities comprised of bonds, notes, debentures, SBA pools and REMICs.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits, totaled $4,577,000, a decrease of $4,635,000 or 50.3% from the prior fiscal year. This decrease was primarily due to decreases in noninterest-bearing deposits at a local bank and the Federal Reserve Bank of Cleveland and interest-bearing deposits at the FHLB.

Deposits. Total deposits, after interest credited, increased by $5,121,000 or 7.0% to $78,520,000 at March 31, 2002, as compared to $73,399,000 at March 31, 2001. The increase was primarily due to increases in passbook savings, certificates of deposit, interest-bearing checking, and money market accounts.

FHLB Advances. At March 31, 2002 and 2001, FHLB advances totaled $48,000,000. The Company uses FHLB advances as a supplement to deposits to fund its purchase of loans and investments.

Stockholders' Equity. The Company's stockholders' equity totaled $24,611,000 at March 31, 2002, as compared to $25,102,000 at March 31, 2001. The decrease of $491,000 or 2.0% was due to the payment of four regular and two special cash dividends totaling $1.1 million and the purchase of 15,130 shares of treasury stock at an average cost of $8.92 per share, partially offset by earnings. Any future stock repurchases will decrease stockholders' equity.

Comparison of Operating Results for the Years Ended March 31, 2002 and 2001

Net Income. The Company recorded net income of $550,000 for the year ended March 31, 2002, as compared to net income of $1,137,000 for the year ended March 31, 2001. Changes in the components of income and expense are discussed herein.

Net Interest Income. Net interest income decreased $892,000 or 21.6% from the prior fiscal year. The average balance of interest-earning assets increased $2.7 million or 1.9%, however, the average yield earned thereon decreased 80 basis points. The average balance of interest-bearing liabilities increased $2.4 million or 2.0%, however, the average rate paid decreased 17 basis points.

The net yield on average interest-earning assets, which represents net interest income as a percentage of average interest-earning assets, decreased to 2.22% for the year ended March 31, 2002, from 2.89% for the prior fiscal year.

Interest Income. Interest income totaled $9,160,000 for the year ended March 31, 2002, as compared to $10,148,000 for the year ended March 31, 2001. The $988,000 or 9.7% decrease was largely the result of decreased income from the loan portfolio and investment securities and an 80 basis point decrease in the average yield earned on the total average interest-earning assets.

Interest on loans receivable decreased $551,000 or 13.9% in 2002, as compared to the prior fiscal year. This decrease was primarily the result of a $5.1 million or 9.5% decrease in the average balance of loans receivable and a decrease in the average yield of 36 basis points.

Interest income on mortgage-backed securities increased $41,000 or 1.0% in 2002, as compared to the prior fiscal year. The average balance of mortgage-backed securities increased $8.2 million or 14.5%, however, the average yield earned thereon decreased 83 basis points.

Interest income on investment securities decreased $576,000 or 30.4% for the year ended March 31, 2002, as compared to the prior fiscal year. The increase was primarily due to a $6.5 million or 23.6% decrease in the average balance of such securities and a decrease in the average yield of 61 basis points.

Interest income on other interest-earning assets increased by $98,000 or 30.4% in 2002, as compared to the prior fiscal year. The increase was primarily due to a $6.0 million or 113.9% increase in the average balance of other interest-earning assets, partially offset by a 236 basis point decrease in the average yield earned thereon.

The average yield on the average balance of interest-earning assets was 6.28% and 7.08% for the years ended March 31, 2002 and 2001, respectively.

Interest Expense. Interest expense totaled $5,917,000 for the year ended March 31, 2002, as compared to $6,013,000 for the year ended March 31, 2001. The $96,000 or 1.6% decrease was primarily due to a 17 basis point decrease in the average rate paid on interest-bearing liabilities, partially offset by an increase of $2.4 million or 2.0% in the average balance.

Interest expense on deposits (including escrows) decreased $64,000 or 1.9% in 2002, as compared to the prior fiscal year. The decrease was primarily due to a 27 basis point decrease in the average rate paid on deposits, partially offset by a $3.0 million or 4.2% increase in the average balance of deposits. See Note 6 to Consolidated Financial Statements.

Interest on FHLB advances decreased $32,000 or 1.2% in 2002, as compared to the prior fiscal year. The average balance of FHLB advances decreased $625,000 or 1.3%, but the average rate paid thereon remained the same. The Company uses FHLB advances as a funding source and has in the past used borrowings to supplement deposits, which are the Company's primary source of funds.

Provision for Loan Losses. The Company's management continually monitors and adjusts its allowance for loan losses based upon its analysis of the loan portfolio. The allowance is typically increased by a provision for loan losses charged against income, the amount of which depends upon an analysis of the changing risks inherent in the Company's loan portfolio. While the allowance for loan losses is maintained at a level believed to be adequate, there can be no assurance that the current or future allowance for loan losses will cover actual losses in the portfolio. During the years ended March 31, 2002 and 2001, the Company determined that the allowance was adequate and established no additional provisions for loan losses. At March 31, 2002, the Company's allowance for loan losses amounted to $425,000 or 0.9% of total net loans outstanding and 376.1% of total non-performing loans. The Company's ratio of non-performing loans to total assets was .07% and .02% at March 31, 2002 and 2001, respectively.

Other Income. During the year ended March 31, 2002, other income increased $87,000 or 102.4%, as compared to the prior fiscal year. The increase was primarily attributable to increases in the cash surrender values of insurance policies held on the participants of the Supplemental Executive Retirement Plan ("SERP") and the Directors' Retirement Plan ("DRP").

Other Expenses. Total other expenses increased $247,000 or 10.3% during the year ended March 31, 2002, as compared to the prior year. The increase was primarily attributable to an increase of $283,000 in compensation and employee benefits expense, partially offset by decreases of $15,000 in premises and occupancy expense, $1,000 in federal insurance premiums and $20,000 in other operating expenses. The increase in compensation and employee benefits expense was attributable to several factors. The Restricted Stock Plan ("RSP") expense decreased $4,000 due to a decrease in the unearned RSP shares. The Employee Stock Ownership Plan ("ESOP") expense decreased $56,000 due to a decrease of 12,696 shares allocated under the ESOP. The final ESOP award was completed on December 31, 2001. Compensation and employee benefits expense increased $136,000, primarily due to a $137,000 increase in compensation awarded under the Skibo Financial Corp. Compensation Plan adopted in September 2000. The defined benefit pension plan, SERP and DRP expense increased $207,000, primarily due to the SERP amendments made in December 2000 and September 2001. The result of these amendments will increase the Bank's annual SERP/DRP expense.

Income Tax Expense. The provision for income tax totaled $220,000 for the year ended March 31, 2002, as compared to $685,000 for fiscal 2001. The $465,000 or 67.9% decrease is primarily the result of decreased income. The Company's effective tax rate amounted to 28.6% and 37.6% for fiscal 2002 and 2001, respectively. See Note 8 to Consolidated Financial Statements.

Market Risk & Asset/Liability Management

Quantitative. The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

Qualitative. The Company's net interest income is sensitive to changes in interest rates, as the rates paid on its interest-bearing liabilities generally change faster than the rates earned on its interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates. Therefore, the interest rate sensitivity of the Company demands constant refinement and further restructuring to maintain an asset and liability structure which can be managed for interest rate risk that exists in the uncertain markets currently in existence. To mitigate the impact of changing interest rates on its net interest income, the Company monitors the interest rate sensitivity of its assets and liabilities on an ongoing basis. Historically, the Company has managed interest rate risk by shortening the repricing and maturity characteristics of its assets and lengthening the repricing and maturity characteristics of its retail deposit base. The Company utilizes the interest rate risk exposure analysis performed by the Office of Thrift Supervision ("OTS") as the primary tool for monitoring its interest rate risk.

Rates on deposits are primarily based on the Company's need for funds and on a review of rates offered by other financial institutions in the Company's market areas. Rates on certificate accounts are competitive in order to retain deposits which face increased competition from financial institutions, stockbrokers, insurance companies and others. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Company's primary market areas as well as the Company's cost of funds.

The Company manages the interest rate sensitivity of its assets and liabilities through the determination and adjustment of asset/liability composition and pricing strategies. The Company then monitors the impact on the interest rate risk and earnings consequences of such strategies for consistency with the Company's liquidity needs, growth, and capital adequacy. The Company's principal strategy is to reduce the interest rate sensitivity of its interest-earning assets and to match, as closely as possible, the maturities of interest-earning assets with interest-bearing liabilities. In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Company has instituted certain asset and liability management measures, including (i) continued emphasis on core deposits, (ii) increased use of borrowings to leverage the Company, and (iii) origination and purchase of short term and variable rate assets, predominately real estate oriented.

Net Portfolio Value. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2002 and the estimated effect thereon of various interest rate changes, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS by the Bank.

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Equity Value			NPV as % of PV of Assets	
	Amount	$ Change[1]	% Change	NPV Ratio[2]	Basis Point Change[3]
	(Dollars in Thousands)				
300	$ 18,092	$ (9,287)	(34)	12.52	(481)
200	21,383	(5,995)	(22)	14.37	(297)
100	24,432	(2,947)	(11)	15.94	(139)
Static	27,378	--	--	17.34	--
(100)	28,936	1,558	6	17.89	56
(200)	28,936	1,558	6	17.89	56
(300)	28,936	1,558	6	17.89	56

[1] Represents the increase (decrease) of the estimated NPV at the indicated change in interest rates compared to the NPV assuming no change in interest rates.

[2] Calculated as the estimated NPV divided by the present value of total assets. The Bank's PV is the estimated present value of total assets.

[3] Calculated as the increase (decrease) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. The calculation methodology used by the OTS has certain shortcomings which include, among others, that not all OTS assumptions apply equally to all savings institutions and the repricing of both loans and deposits is often discretionary and under the control of the Bank's customers. Even if interest rates change in the designated amounts, there can be no assurance that the Bank's assets and liabilities would perform as projected by the OTS.

At March 31, 2002, the change in NPV as a percentage of portfolio value of total assets is negative 3.8%, which is greater than negative 2.0%, indicating that the Company has a greater than "normal" level of interest rate risk. Generally, during periods of increasing interest rates, the Company's liabilities are expected to reprice faster than its assets, causing a decline in the Company's interest rate spread. This would result from an increase in the Company's cost of funds that would not be immediately offset by an increase in its yield on earning assets. An increase in the cost of funds without an equivalent increase in the yield on interest-earning assets would tend to reduce net interest income. The Company's net interest rate spread decreased to 1.48% during the fiscal year ending March 31, 2002, as compared to 2.11% for the prior fiscal year.

In times of decreasing interest rates, fixed rate assets are expected to increase in value and the lag in repricing of interest rate sensitive assets is expected to have a positive effect on the Company's net interest income. Management believes that strategies employed to respond to changing interest rate environments can have a significant impact upon the net value of assets and extent of earnings fluctuations. Also, management believes that a strong equity capital position and existence of the corporate authority to raise additional capital are valuable tools to absorb interest rate risk.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations", effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. Statement No. 141 will have no effect on the Bank's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. The new statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this Statement. Statement No. 142 will have no effect on the Bank's financial position or results of operations.

In June 2001, the FASB issued Statement No. 143. "Accounting for Asset Retirement Obligations", effective for fiscal years beginning after June 15, 2002. The Statement requires entities to record the fair value of a liability for an asset retirement obligation ("ARO") in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of Statement No. 143 is not expected to have a material effect on the Bank's financial position or results of operations.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. The Statement replaces FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The primary objectives of this project were to develop one accounting model for long-lived assets to be disposed of by sale and to address significant implementation issues using the framework established in SFAS No. 121. Statement No. 144 will have no effect on the Bank's financial position or results of operations.

Effect of Inflation and Changing Prices

The Company's financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.

Forward Looking Statements

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communication, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic factors affecting the Company's operations. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

Stokes & Hinds, LLC

Certified Public Accountants
& Business Advisors

Independent Auditors' Report

Members:
American and Pennsylvania Institutes
of Certified Public Accountants

Division for CPA Firms:
SEC Practice Section

The Board of Directors and Stockholders
Skibo Financial Corp.:

We have audited the accompanying consolidated statements of financial condition of Skibo Financial Corp. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skibo Financial Corp. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stokes & Hinds, LLC

Pittsburgh, Pennsylvania
April 19, 2002

9401 McKnight Road
Pittsburgh, Pennsylvania
15237-6000

Phone 412-364-0590

Voice Mail 412-364-6070

Fax 412-364-6176

SKIBO FINANCIAL CORP. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
March 31, 2002 and 2001
(In thousands, except share data)

	March 31,	
	2002	2001
ASSETS		
Cash and amounts due from depository institutions	$ 530	$ 1,026
Interest-bearing deposits with other institutions *(note 1)*	4,047	8,186
Investment securities *(note 2)*:		
Held-to-maturity (market value $17,184 and $25,972)	17,421	26,084
Mortgage-backed securities *(notes 2 and 7)*:		
Held-to-maturity (market value $79,120 and $56,551)	78,064	55,907
Loans receivable, net *(notes 1 and 3)*	45,865	49,798
Accrued interest receivable:		
Investment securities	215	496
Mortgage-backed securities	502	411
Loans receivable	423	452
Federal Home Loan Bank stock, at cost *(notes 4 and 7)*	2,400	2,615
Premises and equipment, net *(note 5)*	531	577
Prepaid expenses and other assets	5,120	4,360
Total Assets	$ 155,118	$ 149,912

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Deposits *(note 6)*	$ 78,520	$ 73,399
Federal Home Loan Bank advances *(note 7)*	48,000	48,000
Advances from borrowers for taxes and insurance	117	107
Accrued expenses and other liabilities *(note 10)*	3,870	3,304
Total Liabilities	130,507	124,810
Commitments and contingencies *(notes 3, 5 and 13)*		
Stockholders' Equity *(notes 9 and 14)*:		
Preferred stock, 5,000,000 authorized; none issued or outstanding	--	--
Common stock, $0.10 par value; 10,000,000 shares authorized; 3,449,974 and 3,449,974 shares issued 3,129,551 and 3,145,280 shares outstanding	345	345
Additional paid-in capital	9,778	9,745
Treasury stock, at cost (320,423 shares at March 31, 2002 and 304,694 shares at March 31, 2001)	(2,227)	(2,087)
Unearned Employee Stock Ownership Plan (ESOP) shares *(note 10)*	--	(91)
Unearned Restricted Stock Plan (RSP) shares *(note 10)*	(4)	(100)
Retained earnings, substantially restricted *(note 8)*	16,719	17,290
Total Stockholders' Equity	24,611	25,102
Total Liabilities and Stockholders' Equity	$ 155,118	$ 149,912

See accompanying notes to consolidated financial statements.

SKIBO FINANCIAL CORP. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Years Ended March 31, 2002 and 2001
(In thousands, except share data)

	March 31, 2002	March 31, 2001
Interest income:		
Loans receivable	$ 3,422	$ 3,973
Mortgage-backed securities	4,002	3,961
Investment securities	1,316	1,892
Other	420	322
Total interest income	9,160	10,148
Interest expense:		
Deposits *(note 6)*	3,257	3,321
Federal Home Loan Bank advances	2,660	2,692
Total interest expense	5,917	6,013
Net interest income	3,243	4,135
Provision for loan losses *(note 3)*	--	--
Net interest income after provision for loan losses	3,243	4,135
Other income:		
Fees and service charges	44	35
Other	128	50
Total other income	172	85
Other expenses:		
Compensation and employee benefits *(note 10)*	2,161	1,878
Premises and occupancy costs	197	212
Federal insurance premiums	14	15
Other operating expenses	273	293
Total other expenses	2,645	2,398
Income before income taxes	770	1,822
Provision for income taxes *(note 8)*	220	685
Net income	550	1,137
Other comprehensive income:		
Unrealized gain on securities available- for-sale, net of tax	--	--
Total comprehensive income	$ 550	$ 1,137
Basic earnings per share	$ 0.18	$ 0.36
Diluted earnings per share	$ 0.17	$ 0.36
Weighted average shares outstanding - Basic	3,132,207	3,155,928
Weighted average shares outstanding - Diluted	3,187,103	3,166,015

See accompanying notes to consolidated financial statements.

SKIBO FINANCIAL CORP. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the Years Ended March 31, 2002 and 2001

(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Treas. Stock	Unearned ESOP Shares	Unearned RSP Shares	Retained Earnings	Total
Balance at March 31, 2000	$ 345	$ 9,740	$ (1,119)	$ (267)	$ (199)	$ 16,643	$ 25,143
Cash dividends declared, net ($0.345 per share regular, $0.075 per share special)	--	--	--	--	--	(490)	(490)
Excess of fair value above cost of ESOP shares released or committed to be released	--	5	--	--	--	--	5
Amortization of ESOP liability	--	--	--	176	--	--	176
Amortization of RSP liability	--	--	--	--	99	--	99
Treasury stock purchased, at cost (141,583 shares)	--	--	(968)	--	--	--	(968)
Net income	--	--	--	--	--	1,137	1,137
Balance at March 31, 2001	345	9,745	(2,087)	(91)	(100)	17,290	25,102
Cash dividends declared, net ($0.48 per share regular, $0.40 per share special)	--	--	--	--	--	(1,121)	(1,121)
Excess of fair value above cost of ESOP shares released or committed to be released	--	33	--	--	--	--	33
Amortization of ESOP liability	--	--	--	91	--	--	91
Amortization of RSP liability	--	--	--	--	96	--	96
Treasury stock purchased, at cost (15,729 shares)	--	--	(140)	--	--	--	(140)
Net income	--	--	--	--	--	550	550
Balance at March 31, 2002	$ 345	$ 9,778	$ (2,227)	$ --	$ (4)	$ 16,719	$ 24,611

See accompanying notes to consolidated financial statements.

SKIBO FINANCIAL CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2002 and 2001
(In thousands)

	2002	2001
Operating activities:		
Net income	$ 550	$ 1,137
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Provision for loan losses	--	--
Depreciation	64	73
Compensation expense-ESOP and RSP	220	280
Deferred tax (benefit) provision	(33)	4
Net amortization (accretion) of premiums and discounts	(222)	75
Decrease in accrued interest receivable	219	7
Increase in prepaid expenses	(760)	(442)
Increase in accrued interest payable	57	12
Increase (decrease) in accrued income taxes	(155)	103
Other, net	693	404
Net cash provided by operating activities	633	1,653
Investing activities:		
Purchases of premises and equipment	(18)	(24)
Purchases of investment securities held-to maturity	(9,236)	(3,237)
Purchases of mortgage-backed securities held-to-maturity	(46,103)	(7,608)
Proceeds from maturities/calls and principal repayments of:		
Investment securities held-to-maturity	17,896	3,851
Mortgage-backed securities held-to-maturity	24,129	10,838
Proceeds from sale of loans	--	2,228
Loans purchased	(11,879)	(3,076)
Net principal repayments on loans	15,858	7,524
Decrease in Federal Home Loan Bank stock	215	--
Net cash provided by (used in) investing activities	(9,138)	10,496
Financing activities:		
Net (decrease) increase in deposits	5,121	(2,184)
Proceeds from Federal Home Loan Bank advances	--	27,000
Repayment of Federal Home Loan Bank advances	--	(28,000)
Net increase (decrease) in mortgage escrow	10	(21)
Treasury stock purchased	(140)	(968)
Cash dividends paid	(1,121)	(490)
Net cash (used in) provided by financing activities	3,870	(4,663)
Net increase (decrease) in cash and cash equivalents	(4,635)	7,486
Cash and cash equivalents, beginning of year	9,212	1,726
Cash and cash equivalents, end of year	$ 4,577	$ 9,212
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 5,893	$ 6,001
Income taxes	$ 386	$ 664

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Skibo Financial Corp. (the "Company") is primarily engaged in the business of attracting retail deposits from the general public through its subsidiary First Carnegie Deposit (the "Bank"), and using such funds primarily to purchase and originate one- to four-family, multi-family and commercial mortgage loans, including farms, and to invest in mortgage-backed and investment securities, Small Business Administration ("SBA") and other agency guaranteed commercial real estate and commercial non-real estate loans. The Company, subject to strong competition from other financial institutions in attracting deposits, uses FHLB advances as a funding source to supplement deposits. The Company is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The following comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Skibo Financial Corp., its wholly owned subsidiary, First Carnegie Deposit, and the Bank's wholly owned subsidiary, Fedcar, Inc. Fedcar, Inc. is a service corporation that is currently inactive. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents. For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand and amounts due from depository institutions and interest-bearing deposits with other institutions.

Investment and Mortgage-Backed Securities. The Company classifies investment and mortgage-backed securities ("securities") into two categories: (1) securities held-to-maturity and (2) securities available-for-sale. The Company has no trading securities. The Company classifies securities as held-to-maturity when it has the ability and positive intent to hold the securities. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, computed on the interest method. Securities not identified at the time of purchase as held-to-maturity are classified as available-for-sale. The Company intends to use these securities as part of its asset/liability management strategy and such securities may be sold in response to changes in interest rates, prepayment risk or other factors. Securities available-for-sale (adjusted for amortization of premiums and accretion of discounts, computed on the interest method) are recorded at the estimated fair market value, with aggregate unrealized gains or losses reported, net of income taxes, as a separate component of stockholders' equity. The fair market value is based on quoted market prices where available, dealer quotes, or prices obtained from independent pricing services.

Purchases and sales of securities are accounted for on a settlement-date basis which is not materially different than the use of the trade-date basis. Gains and losses on the sale of securities are recognized using the specific identification method.

Loans Receivable. Loans are stated at their unpaid principal balances less allowances for losses. Monthly loan payments are scheduled to include interest. Interest on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued. An allowance is established for accrued interest deemed to be uncollectible, generally when a loan is 90 days or more delinquent. Such interest ultimately collected is credited to income in the period received. Monthly mortgage loan payments are adjusted annually to cover insurance and tax requirements. Amortization of premiums and accretion of discounts are recognized over the term of the loan as an adjustment to the loan's yield using the interest method and cease if a loan becomes non-performing.

(Dollars in thousands, except per share data)

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All of the Company's non-performing loans, excluding certain consumer and single-family residential loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference. There were no impaired loans at March 31, 2002 and 2001 and no impaired loans throughout fiscal years 2002 and 2001. No impairment reserves were necessary as of March 31, 2002 and 2001, as (i) the estimated value of the underlying collateral exceeded the carrying value of the impaired loan, (ii) the principal portion of the impaired loan is guaranteed by agencies of the federal government, or (iii) there were no impaired loans. Non-performing consumer and single-family residential loans have been collectively evaluated for impairment. Estimated impairment losses for these loans are based on various factors including past loss experience, recent economic events and conditions and portfolio delinquency rates. No impairment reserves were necessary as of March 31, 2002 and 2001 for the non-performing consumer and single-family residential loans. There was no interest income recognized on impaired loans for the years ended March 31, 2002 and 2001.

Provision for Loan Losses. Provisions for estimated losses on loans are charged to operations in an amount that results in an allowance for loan losses sufficient, in management's judgment, to cover losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past loss experience of the Company, current economic conditions, industry loss reserve levels, adverse situations which affect the borrower, the estimated value of any underlying collateral and other relevant factors. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses current available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies can require the Company to adjust the allowance based on their judgments about information available to them at the time of their examination.

Loan Origination Fees and Costs. Loan origination fees and certain direct loan origination costs are deferred and recognized over the contractual lives of the related loans as an adjustment to the loan's yield. Accretion of net deferred fees and amortization of net deferred costs cease if a loan becomes non-performing.

Real Estate Owned. Real estate owned is recorded at the lower of cost or fair value less estimated cost of disposal as of the acquisition date. Costs relating to development and improvement of the property are capitalized, whereas costs relating to the holding of such real estate are expensed as incurred. Subsequent to acquisition, valuations are periodically performed by management; and the carrying value of the real estate acquired may be subsequently adjusted by establishing a valuation allowance and recording a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell. Gains and losses from the sale of real estate owned are normally recognized upon sale.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets of 5 to 40 years. Accelerated methods are used for income tax purposes.

Income Taxes. Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Employee Benefit Plans. The Company has a qualified, defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and average compensation during the specified periods prior to retirement. Qualifying employees become fully vested upon completion of five years of service. The Company makes annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules.

(Dollars in thousands, except per share data)

Assets of the plan consist of mortgage-backed securities and interest-bearing deposits. In December 1999, amendments were adopted to this plan which included (i) accrued benefit changes so that participants will earn an equal percentage of their benefits over a 25 year period starting on January 1, 1984 instead of proportionally over all projected service with the Company until age 65, (ii) the calculation of average compensation was changed from the highest 5-year consecutive period to the highest 3-year consecutive period, (iii) the normal retirement benefit defined in the formula was changed to be payable for the life of the participant and his assumed spouse of the same age (50% joint and survivor annuity) from being payable only for the life of the participant, (iv) the benefits payable at early retirement were changed to be reduced by 2.5% per year prior to normal retirement instead of being reduced by actuarial factors, and (v) other changes required by the Internal Revenue Code.

The Company has a nonqualified, supplemental executive retirement plan ("SERP") and a director's retirement plan ("DRP") to provide senior management and a member of the Board of Directors with benefits in excess of normal pension benefits. Benefits under the SERP are based upon amounts stipulated in the plan document or an amount derived from the participants' final average compensation for the highest three consecutive years, whichever is greater. Benefits vest after 20 years of credited service as defined in the plan document. In December 1999, an amendment was adopted to both the SERP and DRP to only consider calendar years 1999 and earlier in the computation of final average compensation. Benefits under the DRP are based upon a portion of the final average compensation and vest after five years of service as defined in the plan document. Both the SERP and the DRP will be funded through contributions from the Company. The Company has life insurance policies on the lives of the participants. The change in the cash surrender value of the underlying policies is netted against insurance premiums paid in determining expense or income to be recorded in the period. In November 2000, the Board of Directors voted to terminate the DRP. An actuarial firm calculated the lump sum payments due the directors and the value of the life insurance policies held on the lives of the directors. After review, it was determined because of the age of one of the directors and the cost to the Company, it was not beneficial to the Company to cancel his DRP. The director, because of his age and health when the DRP was established, had maintained a separate DRP contract from the other directors. In December 2000, the Company instructed the insurance company holding the policies to transfer the policies (the value equivalent to the lump sum payments calculated by the actuary) on the three remaining directors. The cash surrender value of the policies was $541, of which transfers totaling $335 were made to the directors and the remainder of $206 was returned to the Company. Also in December 2000, the Board of Directors voted to amend the SERP to add as another payment form the option of receiving a distribution of benefits in a lump-sum payment. The SERP provides that the Company will pay benefits under the SERP in a single life annuity, joint and 50% survivor annuity, joint and 100% survivor annuity, term certain annuity or a lump-sum payment. In September, 2001, an amendment was adopted to the SERP which included a definition of attained age and a change in the tables used to calculate a retirement benefit. The amendment also included a revision to the benefit formula whereas the benefit payable shall now be one-twelfth times eighty (80%) percent times an eligible employee's final average compensation, less the monthly benefit payable under the Pension Plan times the percentage resulting from one hundred percent less twelve and one-half percent times the number of years that the eligible employee's attained age exceeds age 55.

The Company formed an ESOP to reward eligible employees for their service and provide them with greater retirement income. The ESOP covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The Company made annual contributions to the plan based on the recommendations of its consulting actuaries and within income tax rules. The Company made scheduled discretionary payments to the ESOP sufficient to service the debt. The debt was completely repaid on December 31, 2001. The entire 124,200 shares have been allocated to participants based on compensation. Qualifying employees become fully vested upon completion of five years of service. Assets of the plan primarily consist of the Company's stock.

The Company has adopted a Stock Option Plan to reward its officers, directors, key employees and other persons providing services to the Company. Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. The exercise price on the date of the award was $13.58. However, due to a significant fluctuation in general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price of $6.83. The Company uses the "intrinsic value based method" as prescribed by APB Opinion 25. Under APB No. 25, because the exercise price of the Company's stock options equal the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Accordingly, common stock issuable pursuant to outstanding options will be considered outstanding for purposes of calculating earnings per share, if dilutive.

(Dollars in thousands, except per share data)

The Company has also formed a Restricted Stock Plan ("RSP"). Awards under the Restricted Stock Plan were made in recognition of expected future services to the Company by its directors, officers and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Twenty and thirty-three percent of such awards were earned and non-forfeitable at the date of the grant and twenty and thirty-three percent annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. Executive awards were completed in fiscal 2000. The completion date for all other awards is April 16, 2002.

Skibo Financial Corp. Compensation Plan. The Company adopted a Compensation Plan for directors, officers and employees. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock. It is anticipated that each time a cash dividend is paid on the Company Common Stock, the participant will receive cash compensation; however, the Board of Directors reserves the right to amend, modify, suspend or cancel this plan without prior notice to any participant. See Note 10 to the Consolidated Financial Statements.

Stock Exchange. Upon the Reorganization into a two-tier stock holding company, shareholders of record on October 29, 1998, upon surrender of First Carnegie Deposit common stock, received shares of the new publicly traded entity, Skibo Financial Corp. on a three-for-two basis. The stock exchange increased the Company's outstanding common shares from 2,300,000 to 3,449,974 shares. All references in the consolidated financial statements and notes thereto to per-share amounts, stock option and stock grant data and fair value of the Company's common stock have been restated giving retroactive recognition to the stock exchange.

Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted EPS is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method at the average share price for the Company's common stock during the period. Common stock equivalents arise from the assumed conversion of outstanding stock options and unvested RSP shares.

The computation of basic and diluted earnings per share is shown in the table below:

	March 31, 2002	March 31, 2001
Basic EPS computation:		
Numerator-Net Income	$ 550	$ 1,137
Denominator-Wt Avg common shares outstanding	3,132,207	3,155,928
Basic EPS	$ 0.18	$ 0.36
Diluted EPS computation:		
Numerator-Net Income	$ 550	$ 1,137
Denominator-Wt Avg common shares outstanding	3,132,207	3,155,928
Dilutive Stock Options	51,097	9,220
Dilutive Unvested RSP	3,799	867
Weighted avg common shares and common stock equivalents	3,187,103	3,166,015
Diluted EPS	$ 0.17	$ 0.36

(Dollars in thousands, except per share data)

Shares outstanding for the years ended March 31, 2001 do not include 13,675 ESOP shares that were unallocated in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employees Stock Ownership Plans". At March 31, 2002, all ESOP shares were allocated.

Reclassification of Comparative Figures

Certain comparative amounts for the prior year have been reclasified to conform to the current year presentation. Such reclassifications did not effect net income.

NOTE 2 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized costs, estimated market values and contractual maturities (or balloon dates, if applicable) of investment and mortgage-backed securities as of March 31, 2002 and 2001, are summarized below.

Investment securities held-to-maturity are as follows:

	March 31, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
U.S. government and agency obligations:				
Due within one year	$ 2	$ --	$ --	$ 2
Due after one year through five years	157	5	--	162
Due after five years through ten years	374	8	(1)	381
Due after ten years	11,888	52	(273)	11,667
State, county and municipal obligations:				
Due after one year through five years	150	9	--	159
Due after five years through ten years	100	4	--	104
Due after ten years	257	12	--	269
REMIC's				
Due after ten years	4,308	17	(63)	4,262
Other Investments				
Due after ten years	185	--	(7)	178
Total	$ 17,421	$ 107	$ (344)	$ 17,184

	March 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
U.S. government and agency obligations:				
Due within one year	$ 5	$ --	$ --	$ 5
Due after one year through five years	316	2	(1)	317
Due after five years through ten years	2,345	14	(5)	2,354
Due after ten years	20,792	89	(229)	20,652
State, county, and municipal obligations:				
Due after five years through ten years	150	7	--	157
Due after ten years	356	16	--	372
REMIC's				
Due after five years through ten years	101	--	--	101
Due after ten years	1,839	16	(20)	1,835
Other Investments				
Due after five years through ten years	90	--	--	90
Due after ten years	90	--	(1)	89
Total	$ 26,084	$ 144	$ (256)	$ 25,972

(Dollars in thousands, except per share data)

Mortgage-backed securities held-to-maturity are as follows:

	March 31, 2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Government National Mortgage Association:				
Due after five years through ten years	$ 71	$ 3	$ --	$ 74
Due after ten years	13,721	239	(32)	13,928
Federal Home Loan Mortgage Corporation:				
Due within one year	25	1	--	26
Due after one year through five years	71	2	--	73
Due after five years through ten years	766	35	--	801
Due after ten years	19,966	280	(15)	20,231
Federal National Mortgage Association:				
Due within one year	41	--	--	41
Due after one year through five years	210	4	--	214
Due after five years through ten years	727	19	--	746
Due after ten years	42,466	571	(51)	42,986
Total	$ 78,064	$ 1,154	$ (98)	$ 79,120

	March 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Government National Mortgage Association:				
Due after five years through ten years	$ 99	$ 2	$ --	$ 101
Due after ten years	16,356	266	(10)	16,612
Federal Home Loan Mortgage Corporation:				
Due within one year	4	--	--	4
Due after one year through five years	253	4	--	257
Due after five years through ten years	1,141	36	--	1,177
Due after ten years	10,682	147	(21)	10,808
Federal National Mortgage Association:				
Due after one year through five years	156	2	--	158
Due after five years through ten years	937	20	--	957
Due after ten years	26,279	311	(113)	26,477
Total	$ 55,907	$ 788	$(144)	$ 56,551

As of March 31, 2002 and 2001, the Company had firm commitments to purchase mortgage-backed and investment securities amounting to $620 and $654, respectively.

(Dollars in thousands, except per share data)

NOTE 3 - LOANS RECEIVABLE

Loans receivable are summarized as follows:

	March 31, 2002	March 31, 2001
Mortgage loans:		
Conventional:		
One- to four-family dwellings	$ 15,553	$ 15,977
Multi-family dwellings	2,532	2,894
FSA, FHA, and other government agency guaranteed	14,485	11,159
Commercial	5,701	9,771
Total mortgage loans	38,271	39,801
Net unamortized premiums	266	199
Unearned fees	(28)	(32)
Net mortgage loans	38,509	39,968
Consumer and commercial loans:		
Small Business Administration guaranteed	6,168	7,580
Other government agency guaranteed	832	1,680
Loans secured by savings accounts	378	425
Other	364	506
Total consumer and commercial loans	7,742	10,191
Net unamortized premiums	39	64
Net consumer and commercial loans	7,781	10,255
Allowance for loan losses	(425)	(425)
Net loans receivable	$ 45,865	$ 49,798

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists primarily of real estate and personal property.

At March 31, 2002 and 2001, the Company had outstanding commitments to purchase loans of $1,008 and $356, respectively.

For the fiscal years ended March 31, 2002 and 2001, there were no loans accounted for on a non-accrual basis; therefore, all interest was recorded and included in the Company's interest income. The Company is not committed to lend additional funds to debtors whose loans have been placed on non-accrual status.

(Dollars in thousands, except per share data)

Allowance for Loan Losses

Activity with respect to the allowance for loan losses for the years ended March 31, 2002 and 2001 is summarized as follows:

	2002	2001
Balance at beginning of period	$ 425	$ 425
Provision for loan losses	--	--
Charge-offs	--	--
Recoveries	--	--
Balance at end of period	$ 425	$ 425

NOTE 4 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment as of March 31, 2002 and 2001 are summarized by major classification as follows:

	2002	2001
Land	$ 209	$ 209
Office buildings and improvements	496	492
Furniture, fixtures and equipment	256	275
Leasehold improvements	122	122
Total, at cost	1,083	1,098
Less accumulated depreciation and amortization	552	521
Premises and equipment, net	$ 531	$ 577

The Company maintains an operating lease with respect to branch office facilities which expires on November 30, 2009. Lease expense approximated $45 and $50 for the fiscal years ending March 31, 2002 and 2001, respectively, and is included in premises and occupancy costs.

Minimum annual lease commitments as of March 31, 2002 are as follows:

Years ending March 31,	Amount
2003	$ 50
2004	50
2005	51
2006	54
2007	54
Thereafter	145
Total	$ 404

(Dollars in thousands, except per share data)

NOTE 6 - SAVINGS DEPOSITS

Deposit accounts are summarized as follows:

	March 31,			
	2002		2001	
	Weighted average rate	Amount	Weighted average rate	Amount
Passbook accounts	2.40 %	$ 18,314	2.65%	$ 16,254
NOW accounts	1.00	4,427	1.25	4,165
Noninterest-bearing checking accounts	--	1,243	--	1,245
Money market deposit accounts	2.30	3,529	2.40	3,441
Certificates of deposit:				
2.00% to 2.99%	2.70	5,849	--	--
3.00% to 3.99%	3.33	11,261	3.29	25
4.00% to 4.99%	4.39	8,300	4.69	1,018
5.00% to 5.99%	5.34	15,520	5.53	29,344
6.00% to 6.99%	6.33	8,342	6.36	16,212
7.00% to 7.99%	7.33	1,735	7.33	1,695
Total		$ 78,520		$ 73,399

The aggregate amount of certificates of deposit with a minimum denomination of $100 was $12,277 and $9,759 as of March 31, 2002 and March 31, 2001, respectively. Amounts in excess of $100 may not be insured by the Savings Association Insurance Fund. The Company does not have any brokered deposits.

The scheduled contractual maturities of certificates of deposit are summarized as follows:

	March 31,	
	2002	2001
Within one year	$ 35,115	$ 29,693
After one year through two years	5,535	7,761
After two years through three years	3,577	2,811
After three years through four years	2,296	1,945
After four years through five years	649	2,004
After five years	3,835	4,080
Total	$ 51,007	$ 48,294

The following table summarizes the interest expense incurred on the respective savings and escrow deposits:

	March 31,	
	2002	2001
Passbook accounts	$ 441	$ 440
NOW accounts	48	50
Money market deposit accounts	82	82
Escrow accounts	1	1
Certificates of deposit	2,685	2,748
Total	$ 3,257	$ 3,321

(Dollars in thousands, except per share data)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Maturities and interest rates on advances from the Federal Home Loan Bank of Pittsburgh are as follows:

	March 31,			
	2002		2001	
Fiscal Year of maturity	Interest rates	Amount	Interest rates	Amount
2008	5.31 - 5.48 %	$ 10,000	5.31 - 5.48 %	$ 10,000
2009	4.63 - 5.58 %	12,000	4.63 - 5.58 %	12,000
2010	5.57 - 5.99 %	7,000	5.57 - 5.99 %	7,000
2011	5.56 - 5.95 %	19,000	5.56 - 5.95 %	19,000
Total		$ 48,000		$ 48,000

Advances from the Federal Home Loan Bank are primarily secured by the Company's stock in the Federal Home Loan Bank of Pittsburgh and mortgage-backed securities. These advances are subject to restrictions and penalties in the event of prepayment.

NOTE 8 - INCOME TAXES

The provision for income taxes consists of the following:

	March 31,	
	2002	2001
Income tax expense charged to operations:		
Current tax expense:		
Federal	$ 215	$ 611
State	38	70
	253	681
Deferred tax provision (benefit):		
Federal	(33)	4
Provision for taxes on income	$ 220	$ 685

A reconciliation of the expected federal statutory income tax rate to the actual effective tax rate expressed as a percentage of pretax income is summarized as follows:

	March 31,	
	2002	2001
Expected federal tax rate	34.0%	34.0%
State taxes, net of federal benefit	2.5	2.5
Low income housing credit	(2.8)	(1.6)
Tax exempt income	(4.3)	(1.4)
Other	(.8)	4.1
	28.6%	37.6%

(Dollars in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities and the related valuation allowance are as follows:

	March 31,	
	2002	2001
Deferred tax assets:		
Deferred compensation	$ 453	$ 314
Deferred loan fees	3	3
Book loan loss reserve	144	144
Other	73	106
Gross deferred tax asset	673	567
Deferred tax liabilities:		
Tax loan loss reserve	(108)	(128)
Property, plant, and equipment	(22)	(12)
Other	(109)	(26)
Gross deferred tax liability	(239)	(166)
Net deferred tax asset	$ 434	$ 401

The Company has determined that it was not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversal of existing temporary differences and, to a lesser extent, future taxable income. The net deferred tax asset is included as a component of prepaid expenses and other assets in the consolidated statements of financial condition.

As a result of the special tax treatment accorded the Company under income tax regulations, $1.9 million of balances in retained earnings at March 31, 2002 represent allocations of income to bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. If any portion of that amount is used other than to absorb loan losses (which is not anticipated), taxable income will be generated subject to tax at the rate then in effect.

NOTE 9 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and, possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and core capital (as defined in the regulations) to total assets, and of total capital (as defined) to risk-weighted assets (as defined). As of March 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2002, the most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, core and tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

(Dollars in thousands, except per share data)

The Bank's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest-rate risk.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2002:						
Total Capital (to Risk Weighted Assets)	$ 25,022	58.6%	$ 3,418	8.0%	$ 4,273	10.0%
Core capital (to Adjust Tangible Assets)	$ 24,597	15.9%	$ 6,200	4.0%	$ 7,751	5.0%
Tangible capital (to Tangible Assets)	$ 24,597	15.9%	$ 2,325	1.5%	N/A	
Tier 1 Capital (to Risk Weighted Assets)	$ 24,597	57.6%	N/A		$ 2,564	6.0%
As of March 31, 2001:						
Total capital (to Risk Weighted Assets)	$ 24,148	55.0%	$ 3,510	8.0%	$ 4,388	10.0%
Core capital (to Adjusted Tangible Assets) ...	$ 23,723	15.8%	$ 5,988	4.0%	$ 7,485	5.0%
Tangible capital (to Tangible Assets)	$ 23,723	15.8%	$ 2,246	1.5%	N/A	
Tier 1 Capital (to Risk Weighted Assets)	$ 23,723	54.1%	N/A		$ 2,633	6.0%

Notes to Consolidated Financial Statements, Continued
(Dollars in thousands, except per share data)

NOTE 10 - BENEFIT PLANS

Pension Plan and Supplemental Executive Retirement and Directors Retirement Plans

The following table sets forth the defined benefit pension plan's and Supplemental Executive Retirement and Director Retirement Plans' change in benefit obligation and change in fair value of the plans' assets and the plans' funded status for the plan years ended December 31, 2001 and 2000.

	Pension Benefits		SERP/DRP Benefits	
	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 2,094	$ 1,827	$ 1,887	$ 1,215
Service cost	133	123	73	60
Interest cost	136	119	85	73
Change to PBO due to Amendment	7	--	949	494
Actuarial (gain)/loss	127	25	(606)	380
Benefits paid	--	--	--	(335)
Benefit obligation at end of year	2,497	2,094	2,388	1,887
Change in plan assets:				
Fair value of plan assets at beginning of year	1,390	1,107	--	--
Actual return on plan assets	98	90	--	--
Employer contribution	178	193	--	--
Benefits paid	--	--	--	--
Fair value of plan assets at end of year	1,666	1,390	--	--
Unfunded liability	(831)	(704)	(2,388)	(1,887)
Unrecognized transition obligation	115	128	235	277
Unrecognized actuarial (gain)/loss	(154)	(283)	(393)	219
Unrecognized prior period service cost	714	774	1,356	525
Minimum liability	(142)	(208)	(1,198)	(802)
Net amount recognized	$ (298)	$ (293)	$(2,388)	$(1,668)
Amounts recognized in the statement of financial condition consist of:				
Prepaid benefit cost	$ --	$ --	$ --	$ --
Accrued benefit liability	(156)	(85)	(1,190)	(866)
Minimum liability	(142)	(208)	(1,198)	(802)
Net amount recognized	$ (298)	$ (293)	$(2,388)	$(1,668)

Pension costs consist of the following components for the years ended March 31, 2002 and 2001:

	Pension Benefits		SERP/DRP Benefits	
	2002	2001	2002	2001
Components of net periodic benefit cost:				
Service cost	$ 133	$ 123	$ 73	$ 60
Interest cost	136	119	85	73
Expected return on plan assets	(94)	(77)	--	--
Amortization of unrecognized transition obligation	13	13	42	34
Recognized prior service cost	67	67	117	7
Recognized actuarial (gain)/loss	(5)	(9)	7	15
Net periodic benefit cost	$ 250	$ 236	$ 324	$ 189
Weighted average assumptions as of December 31:				
Discount rate	6.50%	6.50%	4.50%	4.50%
Expected return on plan assets	6.50%	6.50%	N/A	N/A
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Accrued SERP cost included in Other Liabilities	N/A	N/A	$ 1,332	$ 923

(Dollars in thousands, except per share data)

Employee Stock Ownership Plan (ESOP)

The Company has an ESOP which covers employees who have completed at least 1,000 hours of service during a twelve month period and have attained the age of 21. The ESOP originally borrowed $828 from an independent third party lender to fund the purchase of 8.0% of the shares the Company sold in the minority stock offering. In December 1998, after the Reorganization was accomplished, the Bank refinanced the remaining ESOP loan balance of approximately $501 with the Company at a rate of 7.75%. The Bank repaid the loan in its entirety on December 31, 2001.

The entire 124,200, shares have been released to the participants over a five year period on the basis of a compensation formula. As shares have been released, the Company reported compensation expense based upon the amounts released or committed to be released each year and the shares became outstanding for earnings per share computations. Compensation expense for the years ended March 31, 2002 and 2001 was approximately $124 and $181, respectively.

The ESOP trustees have purchased an additional 223 shares of Company stock (not included in the table below) for the ESOP with allocated dividends received by the ESOP.

The following table presents the components of the ESOP shares at March 31, 2002 and 2001:

	2002	2001
Allocated shares	124,200	105,965
Shares committed to be released	--	4,560
Unallocated shares	--	13,675
Total ESOP shares	124,200	124,200
Fair value of ESOP shares	$ 1,599,696	$ 993,600

Skibo Financial Corp. Compensation Plan. On September 14, 2000, the Company adopted a Compensation Plan ("Plan") for directors, officers and employees of the Company or the Bank. The level of compensation is determined based upon the number of unexercised stock options previously awarded under the Company's Stock Option Plan held by such individuals, and the cash dividends paid on the Company Common Stock from time to time. It is anticipated that such compensation payable to such plan participants shall be paid each time that a cash dividend is paid on the Company Common Stock, however, the Board of Directors reserves the right to amend, modify, suspend or cancel the Plan at any time without prior notice to any participant. The Plan provides that upon the payment of a cash dividend on the Company Common Stock, the holder of such options shall receive payment of cash in an amount equivalent to the cash dividend payable as if such stock options had been exercised and such Company Common Stock held as of the dividend record date. Such payment of compensation shall expire upon the expiration or exercise of such underlying options. During the year ended March 31, 2002 and 2001, the Company's compensation expense for this Plan to all directors, officers and employees was $137 and $23, respectively.

Stock Based Compensation Plans

The Company has two stock-based compensation plans which are described herein. The Company has elected to follow Accounting Principles Board Opinion Number 25, "Accounting For Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock-based compensation plans.

(Dollars in thousands, except per share data)

Stock Awards

On April 16, 1998, shareholders approved the Company's "1998 Restricted Stock Plan" (the "Restricted Stock Plan"). Under this plan, up to 4% of the Company's outstanding shares or 62,100 shares could be awarded to directors, officers, or key employees. Generally, between twenty and thirty-three percent of such awards were earned and non-forfeitable as of the date of the grant and twenty and thirty-three percent are earned annually thereafter, provided the recipient remains an employee. Executive officers earn awards at a rate of thirty-three percent per year, while directors, other officers, and key employees earn at a rate of twenty percent per year. The value of the stock on the award date was $12.40 which was equal to the market price of the stock on the date of purchase. Compensation expense recorded in the consolidated financial statements under this plan for fiscal 2002 and 2001 was $95 and $99, respectively. The unearned compensation expense as of March 31, 2002 and 2001 was approximately $4 and $100, respectively.

Stock Options

On April 16, 1998, shareholders also approved the Company's "1998 Stock Option Plan" (the "Stock Option Plan"). The Stock Option Plan provides for authorizing the issuance of an additional 155,250 shares of common stock. The Board awarded options of 155,246 to officers, directors, and key employees. The exercise price on the date of the award was $13.58 (reflective of the three-for-two stock exchange). However, due to a significant fluctuation in the general market conditions of the Company and similar financial institutions, the original awards were canceled and reissued on October 8, 1998, at the exercise price equal to the fair market value ($6.83) on that date (this price is also reflective of the three-for-two stock exchange). Options were first exercisable at a rate of 50% on the date of the grant and 50% one year later. Options remain exercisable for up to ten years from their date of grant. Because the Company accounts for this stock option plan using APB Opinion 25, no compensation expense has been recorded in the financial statements for this plan. Had compensation cost for this stock option plan been determined based on the fair value at the grant date consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	March 31,	
	2002	2001
Net Income		
As reported	$ 550	$1,137
Pro forma	$ 550	$1,137
Basic earnings per share		
As reported	$ 0.18	$ 0.36
Pro forma	$ 0.18	$ 0.36
Diluted earnings per share		
As reported	$ 0.17	$ 0.36
Pro forma	$ 0.17	$ 0.36

The fair value for the options described above was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002: risk-free interest rate of 4.79%, dividend yield of 6.83%, volatility factors of the expected market price of the Company's common stock of 32% and an average remaining life of the options of 6 ½ years. The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the effect of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

(Dollars in thousands, except per share data)

A summary of the status of the Company's stock option plan as of March 31, 2002 and changes during the year is presented below:

	March 31,			
	2002		2001	
	Options	Weighted Average Exercise Price On Options	Options	Weighted Average Exercise Price On Options
Outstanding at the beginning of the year	155,246	$ 6.83	155,246	$ 6.83
Granted	--	--	--	--
Canceled	--	--	--	--
Reissued	--	--	--	--
Exercised	--	--	--	--
Forfeited	--	--	--	--
Outstanding at year end	155,246	$ 6.83	155,246	$ 6.83
Options exercisable at year end	155,246	$ 6.83	155,246	$ 6.83
Weighted average fair value of options granted during the year	N/A		N/A	

The following table summarizes the characteristics of stock options outstanding at March 31, 2002:

Options Outstanding			Options Exercisable	
Exercise Price	Remaining Outstanding	Contractual Life	Exercise Price	Number Exercisable
$ 6.83	155,246	6.5 years	$ 6.83	155,246

The following table summarizes the characteristics of stock options outstanding at March 31, 2001:

Options Outstanding			Options Exercisable	
Exercise Price	Remaining Outstanding	Contractual Life	Exercise Price	Number Exercisable
$ 6.83	155,246	7.5 years	$ 6.83	155,246

NOTE 11 - CONCENTRATION OF CREDIT RISK

The Company conducts its business through three offices located in the Pittsburgh and Washington areas of Pennsylvania. As of March 31, 2002 and 2001, the majority of the Company's mortgage loan portfolio was secured by properties located in this geographical area. The Company utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans. Given its underwriting and collateral requirements, the Company does not believe it has significant concentrations of credit risk to any one group of borrowers.

NOTE 12 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be sustained by comparison of independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Management has made estimates of fair value that it believes to be reasonable considering expected prepayment rates, rates offered in the geographic areas in which the Company competes, credit risk and liquidity risk. However, because there is no active market for many of these financial instruments, management has no basis to verify whether the resulting fair value estimates would be indicative of the value negotiated in an actual sale.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the financial statements for cash and various interest-bearing deposits approximates those assets' fair values.

Investment and mortgage-backed securities: Fair values for investment and mortgage-backed securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 2 to consolidated financial statements for a detailed breakdown of these securities.

Loans receivable: The fair values for one- to four-family residential loans are estimated using discounted cash flow analyses using yields from similar products in the secondary markets. The carrying amount of construction loans approximates its fair value given their short-term nature. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analyses, using interest rates based on a national survey of similar loans. The carrying amount of accrued interest approximates its fair value.

Deposits: The fair values disclosed for demand deposits (e.g., passbook savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on time deposits.

Federal Home Loan Bank ("FHLB") advances: The estimated fair value of the FHLB advances was determined using a discounted cash flow analysis based on current FHLB of Pittsburgh advance rates for advances with similar maturities.

(Dollars in thousands, except per share data)

Off-balance sheet instruments: Fair values for the Company's off-balance sheet instruments (e.g., lending commitments) are based on their carrying value, taking into account the remaining terms and conditions of the agreements.

The following table includes financial instruments as defined by SFAS No. 107, whose estimated fair value is not represented by the carrying value as reported on the Company's financial statements.

	March 31, 2002		March 31, 2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans receivable	$ 45,865	$ 46,839	$ 49,798	$ 51,440
Deposits	78,520	78,976	73,399	73,899
FHLB advances	48,000	50,176	48,000	49,730

NOTE 13 - CONTINGENCIES

The Company is subject to asserted and unasserted claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 14 - REORGANIZATION

Effective October 29, 1998, the Mutual Holding Company and the Bank reorganized into a two-tier company structure. The reorganization included the formation of Skibo Financial Corp. (the "Company"), a federally chartered stock holding company. The outstanding shares of common stock of the Bank were exchanged, on a three-for-two basis, for shares of common stock, par value $.10 per share, of the Company. The reorganization had no impact on the operations of the Bank or the Mutual Holding Company. The Bank has continued its operations at the same locations, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the reorganization.

NOTE 15 - SEGMENT REPORTING

Skibo Financial Corp. through its wholly owned subsidiary First Carnegie Deposit, performs traditional banking services. These financial services include making loans to individuals and businesses, offering an array of deposit products and investing in marketable securities. Two of its offices are located in Allegheny County with one in Washington County. The operating results of the Company as a single entity are used by management in making operating decisions. Therefore, the consolidated financial statements, as presented, represent the results of a single financial services segment.

(Dollars in thousands, except per share data)

NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three Months Ended			
	June 30	September 30	December 31	March 31
Fiscal 2002				
Interest income	$ 2,425	$ 2,343	$ 2,208	$ 2,184
Interest expense	1,511	1,517	1,481	1,408
Net interest income before provision for loan losses	914	826	727	776
Noninterest income	42	19	51	60
Noninterest expense	733	612	610	690
Income before income taxes	223	233	168	146
Provision for income taxes	85	74	15	46
Net income	$ 138	$ 159	$ 153	$ 100
Basic earnings per share[1]	$ 0.04	$ 0.05	$ 0.05	$ 0.03
Diluted earnings per share[1]	$ 0.04	$ 0.05	$ 0.05	$ 0.03
Fiscal 2001				
Interest income	$ 2,561	$ 2,556	$ 2,542	$ 2,489
Interest expense	1,487	1,504	1,532	1,490
Net interest income before provision for loan losses	1,074	1,052	1,010	999
Noninterest income	26	18	22	19
Noninterest expense	605	578	621	594
Income before income taxes	495	492	411	424
Provision for income taxes	212	155	159	159
Net income	$ 283	$ 337	$ 252	$ 265
Basic earnings per share[1]	$ 0.09	$ 0.11	$ 0.08	$ 0.08
Diluted earnings per share[1]	$ 0.09	$ 0.11	$ 0.08	$ 0.08

[1] Quarterly earnings per share may vary from annual earnings per share due to rounding.

(Dollars in thousands, except per share data)

NOTE 17 - SKIBO FINANCIAL CORP. FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Following is the condensed statement of financial condition as of March 31, 2002 and 2001, and the condensed statements of income and cash flows for the fiscal years ended March 31, 2002 and 2001.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	March 31,	
	2002	2001
ASSETS		
Interest-earning deposits with subsidiary bank	$ 55	$ 1,210
Investment in subsidiary bank	24,597	23,723
Loans receivable	192	415
Accrued interest receivable and other assets	19	30
Total assets	$ 24,863	$ 25,378
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 150	$ 179
Stockholders' equity	24,713	25,199
Total liabilities and stockholders' equity	$ 24,863	$ 25,378

CONDENSED STATEMENTS OF INCOME

	March 31,	
	2002	2001
INCOME		
Interest income	$ 39	$ 58
Dividend income	--	2,087
Equity in undistributed earnings of subsidiary	655	(953)
Total income	694	1,192
OTHER OPERATING EXPENSES		
Other expense	195	49
Income before income taxes	499	1,143
Provision for income taxes	(51)	6
Net income	$ 550	$ 1,137

(Dollars in thousands, except per share data)

CONDENSED STATEMENTS OF CASH FLOWS

	March 31, 2002	March 31, 2001
Operating activities:		
Net income	$ 550	$ 1,137
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
Equity in undistributed earnings of subsidiary	(655)	953
Decrease in accrued interest receivable	2	4
Decrease in prepaid expenses	2	1
Increase (decrease) in accrued income tax payable	(23)	10
Other	2	61
Net cash (used in) provided by operating activities	(122)	2,166
Investing activities:		
Principal repayments on loans	223	290
Net cash provided by investing activities	223	290
Financing:		
Treasury Stock Purchased	(135)	(953)
Cash dividends paid	(1,121)	(490)
Net cash used in financing activities	(1,256)	(1,443)
Net increase (decrease) in cash and cash equivalents	(1,155)	1,013
Cash and cash equivalents, beginning of period	1,210	197
Cash and cash equivalents, end of period	$ 55	$ 1,210

Stock Market Information

Skibo Financial Corp.'s common stock is currently traded on the Nasdaq SmallCap Market under the trading symbol of "SKBO." The number of stockholders of record of common stock as of March 31, 2002 was approximately 287. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 2002, the Company had 3,140,633 shares outstanding, including 1,897,500 shares held by Skibo Bancshares, M.H.C. The following table illustrates Skibo Financial Corp.'s high and low closing stock price on the Nasdaq SmallCap market and the cash dividend per share declared during fiscal 2002 and 2001:

	March 31, 2002				March 31, 2001		
Quarter	High	Low	Cash Dividend	Quarter	High	Low	Cash Dividend
QI	8.700	7.200	$0.320	QI	6.875	5.125	$ 0.150
QII	13.000	8.380	0.120	QII	8.000	6.188	0.075
QIII	11.500	10.350	0.320	QIII	7.875	6.550	0.075
QIV	13.100	10.500	0.120	QIV	8.750	6.625	0.120

The Company may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Company's reorganization from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision.

The Company has paid regular quarterly cash dividends of $0.075 since becoming a public company on April 4, 1997. In the first quarter of fiscal 2001, the Company paid a special cash dividend of $0.075. In the fourth quarter of fiscal 2001, the Board of Directors increased the regular quarterly cash dividend to $0.12 per share. For fiscal 2002, the Company paid four $0.12 per share quarterly cash dividends and two special cash dividends, both at $0.20 per share. Skibo Bancshares, M.H.C. waived the receipt of dividends on its 1,897,500 shares for each cash dividend declared.

SKIBO FINANCIAL CORP.
OFFICE LOCATIONS

Main Office
242 East Main Street
Carnegie, Pennsylvania 15106

Branch Offices

Kennedy Center Office
1811 McKees Rocks Road
McKees Rocks, Pennsylvania 15136

Washington Office
1265 West Chestnut Street
Washington, Pennsylvania 15301

BOARD OF DIRECTORS

John C. Burne, Chairman
Sole Proprietor
Burne Enterprises

Layne W. Craig
Retired Owner
Craig Plumbing & Heating

Walter G. Kelly
President & Chief Executive Officer
Skibo Financial Corp. & First Carnegie Deposit

John T. Mendenhall
Sole Practitioner
General Dentist

Renaloy J. Senules
President and Majority Stockholder
Blasting Products, Inc

SPECIAL COUNSEL

Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

EXECUTIVE OFFICERS

Walter G. Kelly
President and Chief Executive Officer

Carol A. Gilbert
Chief Financial and Operating Officer
and Assistant Secretary and Treasurer

John T. Mendenhall, Jr.
Vice President and Secretary

INDEPENDENT AUDITORS

Stokes & Hinds, LLC
9401 McKnight Road
Suite 205
Pittsburgh, Pennsylvania 15237-6000

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

The Company's Annual Report for the Year Ended March 31, 2002 filed with the Securities and Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 242 East Main Street, Carnegie, Pennsylvania 15106 or visit our website at www.skibofin.com and choose "Stockholder Reports". Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on July 18, 2002 at 9:00 a.m. at Southpointe Golf Club, 360 Southpointe Boulevard, Canonsburg, PA 15317.